AS FILED PURSUANT TO RULE 424(b)(3)

UNDER THE SECURITIES ACT OF 1933

REGISTRATION NO. 333-122800

PATH 1 NETWORK TECHNOLOGIES INC.

475,327 Shares of Common Stock

Issuable upon Exercise of Warrants

864,229 Shares of Common Stock

Issuable upon Conversion of Outstanding Shares of 7% Convertible Preferred Stock

100,000 Shares of Common Stock

Issuable in Satisfaction of Anti-Dilution Provisions of Warrants and 7% Convertible Preferred Stock

270,093 Shares of Common Stock

Issuable as Dividends on Outstanding Shares of 7% Convertible Preferred Stock

This prospectus may be used only in connection with the resale, from time to time, of up to 475,327 shares of our common stock, $0.001 par value, that may be acquired by the selling security holders upon the exercise of our stock purchase warrants, up to 864,229 shares of our common stock that may be issued upon conversion of outstanding shares of our 7% Convertible Preferred Stock, up to 100,000 shares of our common stock issuable in satisfaction of anti-dilution provisions applicable to common stock purchase warrants and 7% Convertible Preferred Stock held by the selling stockholders and up to 270,093 shares of our common stock that may be issued in lieu of cash as dividends on outstanding shares of 7% Convertible Preferred Stock. Information on the selling security holders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under “Selling Security Holders” and “Plan of Distribution” in this prospectus. We will not receive any proceeds from the sale of these shares by the selling security holders under this prospectus. We will receive proceeds upon the cash exercise of the warrants, to the extent the warrants are exercised for cash. Warrants to purchase an aggregate of 432,115 shares of common stock have an exercise price of $4.20 per share and warrants to purchase an aggregate of 43,212 shares of common stock have an exercise price of $3.25 per share.

Our address is 6215 Ferris Square, Suite 140, San Diego, California 92121, and our telephone number is (858) 450-4220. In this prospectus, “Path 1 Network Technologies” the “Company,” the “Registrant,” “we,” “us” and “our” refer to Path 1 Network Technologies Inc.

Our common stock trades on the American Stock Exchange under the symbol “PNO.” On March 29, 2005, the closing price for our common stock, as reported on the American Stock Exchange, was $5.64 per share.

Investing in our common stock involves certain risks. See “ Risk Factors” beginning on Page 2 of this prospectus for the risks you should consider. You should read this entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 4, 2005

i

ABOUT PATH 1 NETWORK TECHNOLOGIES INC.

Our company was founded in January 1998 primarily to develop products that enable the transportation and distribution of real-time, broadcast (or better) quality video over Internet Protocol (IP) networks, such as the networks that comprise the Internet. Our products are being used by broadcasters, carriers and telecommunications operators to transport video over Internet Protocol networks (which we refer to as “long haul transmissions”), and by cable companies to supply video-on-demand services. Our first products were commercially introduced in early 2002. Most of our product sales into the cable television industry have been through a small network of resellers. Our primary reseller originally was Scientific-Atlanta, Inc., although Scientific-Atlanta, Inc. has recently represented a sharply reduced portion of our sales. We have since established reseller relationships with other partners. Our sales to long haul customers are typically conducted directly by us. To date, sales of our products have been limited and the growth of our business depends on our ability to increase the volume of sales. This may require us to raise additional capital in the near future to fund our operations.

Our cable customers use our products to greatly increase the amount of video content that can be delivered to their customers on demand. Our products make this possible by using IP networks that rely on technology that significantly increases the efficiency of content delivery as compared with most current delivery methods. Our products work within the existing system facilities of cable providers, allowing the capabilities of their networks to be expanded to provide enhanced services such as video-on-demand, interactive television and high definition television, without the need to incur significant capital expenditures associated with network upgrades. These enhanced services represent new revenue opportunities for cable companies and provide them with a competitive advantage over most satellite providers.

Our long-haul customers use our products to transmit high-quality, real-time video to one or a number of locations over existing IP networks. This ability to send video over IP networks significantly reduces the current need of long-haul providers to procure dedicated high bandwidth connections to service the specified locations. Our products not only provide a cost advantage to our customers, but also give them increased flexibility to decide where and when the video is transmitted.

Our products use proprietary technologies that allow our customers to use existing infrastructures and networks to accomplish two primary results: the delivery of high-quality video over long distances at reduced cost and the efficient provision of significant video-on-demand and related interactive services to end users. We also believe that our products are attractive because they are easily upgradeable through software enhancements to support a higher level of activity without the costly and time consuming replacement of equipment in the field.

Our principal executive offices are located at 6215 Ferris Square, Suite 140, San Diego, California 92121. Our telephone number is (858) 450-4220. Our website is located at www.path1.com. We do not consider information contained in our website to be part of this prospectus.

PROSPECTUS SUMMARY

This prospectus relates to the resale of up to 1,709,649 shares of common stock, which includes 475,327 shares of common stock issuable upon the exercise of stock purchase warrants held by the security holders listed under “Selling Security Holders,” the potential issuance of up to 270,093 shares of our common stock in lieu of cash as dividends on outstanding shares of 7% Convertible Preferred Stock and the potential issuance of up to 100,000 shares of our common stock issuable in satisfaction of anti-dilution provisions applicable to our common stock warrants and 7% Convertible Preferred Stock. The outstanding shares and warrants were issued in connection with a private placement that occurred in separate closings on January 27, 2005 and February 18, 2005. Warrants to purchase an aggregate of 43,212 shares of our common stock registered for resale hereby were issued to three individuals affiliated with Silverwood Partners, LLC, our investment banking firm, as a fee in connection with this financing. The selling security holders may sell their shares of common stock in the open market at prevailing market prices or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling security holders or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See the section of this prospectus entitled “Plan of Distribution” for a complete description of the manner in which the shares registered hereby may be distributed. In this prospectus, we refer to our common stock simply as “common stock” and refer to the common stock purchase warrants described above as “the warrants.”

We will not receive any proceeds from the potential sale of the 864,229 shares offered by the selling security holders, the resale of the shares issuable as dividends on the 7% Convertible Preferred Stock or the resale of the shares issuable in satisfaction of anti-dilution provisions. We will receive proceeds upon the cash exercise of the warrants to the extent they are exercised for cash. Warrants to purchase an aggregate of 432,115 shares of common stock have an exercise price of $4.20 per share and warrants to purchase an aggregate of 43,212 shares of common stock have an exercise price of $3.25 per share. The warrants can also be exercised on a net-exercise basis, which would generate no cash for us but which would result in the issuance of fewer shares.

RISK FACTORS

You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. The following are not the only risks and uncertainties we face. Additional risks and uncertainties of which we are unaware or which we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, “Special Note Regarding Forward-Looking Statements.”

Our limited sales history and limited revenues to date make it difficult to evaluate our prospects.

We were founded in January 1998 and have only been selling our products commercially since 2002, which makes an evaluation of our prospects difficult. Because of our limited sales history, and the often uncertain sales cycles we face selling our products, we have limited insight into trends that may emerge and affect our business. In addition, we have generated only limited revenues to date from sales of our products, and the income potential of our business and market are unproven. An investor in our securities must consider the challenges, expenses and difficulties we face as our sales and marketing efforts mature.

We have incurred losses since inception and will likely not be profitable at least for the next several quarters.

We have incurred operating losses since our inception in January 1998, and we expect to incur losses and negative cash flow for at least the next several quarters. As of December 31, 2004, our accumulated deficit was approximately $45.5 million. We expect to continue to incur significant operating, sales, marketing, research and development and general and administrative expenses and, as a result, we will need to generate significant revenues to achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future.

We face competition from established and developing companies, many of which have significantly greater resources, and we expect such competition to grow.

The markets for our products, future products and services are competitive. We face direct and indirect competition from a number of established companies, including Tandberg Television, Thomson, Harris, Aastra, and Scientific-Atlanta, as well as development stage companies, and we anticipate that we will face increased competition in the future as existing competitors seek to enhance their product offerings and new competitors emerge. Many of our competitors have greater resources, sell a more complete product line or solution, have higher name recognition, have more established reputations within the industry and maintain stronger marketing, manufacturing, distribution, sales and customer service capabilities than we do.

The technologies that our competitors and we offer are expensive to design, develop, manufacture and distribute. Competitive technologies may be owned and distributed by established companies that possess substantially greater financial, marketing, technical and other resources than we do and, as a result, such companies may be able to develop their products more rapidly and market their products more extensively than we can.

Competitive technologies that offer a similar or superior capacity to converge and transmit audio, video and telephonic data on a real-time basis over existing networks may currently exist or may be developed in the future. We cannot assure you that any technology currently being developed by us is not being developed by others or that our technology development efforts will result in products that are competitive in terms of price or performance. If our competitors develop products or services that offer significant price or performance advantages as compared to our current and proposed products and services, or if we are unable to improve our technology or develop or acquire more competitive technology, we may find ourselves at a competitive disadvantage and our business could be adversely affected. In addition, competitors with greater financial, marketing, distribution and other resources than we have may be able to leverage such resources to gain wide acceptance of products inferior to ours.

Our product line is relatively narrow, whereas many of our competitors can offer customers a complete solution. This is a significant competitive disadvantage for us.

We need to raise additional capital in the near future.

Our net losses have reduced our cash position to $929,000 at December 31, 2004. Even after taking into account the proceeds from our first quarter 2005 private placement financing, we believe that in order to execute our ambitious growth plans, we will need to to raise additional capital in the near term given our projected cash burn rate. We cannot ensure that financing would be available to us on acceptable terms, if at all. Our investment bankers, Silverwood Partners LLC, may not be able to help us successfully find any additional financing or other strategic opportunities for us. Our inability to raise capital when needed would seriously affect our ability to execute our growth plans and would harm our business. In addition, additional equity financing may dilute our stockholders’ interest, and debt financing, if available, may involve restrictive covenants and could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on debt.

We need to develop and introduce new and enhanced products in a timely manner to remain competitive.

Broadband communications markets are characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, in addition to the technological and managerial risks inherent in any product development effort, we may not be able to develop or introduce successfully these products if the development effort requires more financial resources than we are able to bring to bear, or if our products:

•	are not cost effective,

•	are not brought to market in a timely manner,

•	are not in accordance with evolving industry standards and architectures, or

•	fail to achieve market acceptance.

Our future success will depend on our ability to develop new products that will use next generation Intel IXP processors and other key components. These technologies are changing rapidly, and we will be required to spend significant sums on research and development – particularly for new hardware designs and software development – to produce these next generation products. Our existing products may soon become difficult to produce because of end-of life components, because of emerging governmental restrictions on the manufacture and sale of electronic products containing lead parts and components, and because of increasing demand in the market for new standards-based products.

In order to develop and market successfully certain of our planned products for digital applications, we may be required to enter into technology development or licensing agreements with third parties. We cannot assure you that we will be able to enter into any necessary technology development or licensing agreement on terms acceptable to us, or at all. The failure to enter into technology development or licensing agreements when necessary could limit our ability to develop and market new products and, accordingly, could materially and adversely affect our business and operating results.

Delivery of real-time, broadcast-quality video via IP networks is a new market and subject to evolving standards.

Delivery of real-time, broadcast-quality video over IP networks is novel and evolving, and it is possible that communication service providers or their suppliers will adopt alternative architectures and technologies for delivering real-time, broadcast-quality video over IP networks or other types of networks that are incompatible with our current or future products. In addition to competing with video over IP vendors, we compete with existing alternative technologies and architectures for transporting live broadcast video that have existed for many years such as satellite, circuit switched networks and ATM, and our customers may not be willing to move to using an IP network for transporting live video.

If we are unable to design, develop, manufacture and sell products that incorporate or are compatible with these new or existing architectures or technologies, our business could suffer. Moreover, our industry is rapidly adopting technical standards for transporting video over IP networks, and many customers appear to prefer standards-based or “open standards” products such as, for example, those operating the PRO-MPEG Code of Practice. Our Vx8000 is the first product we are launching that will be Pro-MPEG standards-based. This move towards offering standards-based products for transporting video over IP networks may result in increased competition, and may also have a negative impact on our ability to offer differentiated products incorporating our proprietary technology, thereby causing a negative impact to our gross profit margins and results of operations.

Pricing pressure on our products has placed us at a competitive disadvantage.

We have recently experienced significant pricing pressure in some of the markets for our products, predominantly the cable market. Due to competitive factors, cable customers have been willing to pay only reduced amounts for our products. This has placed us at a competitive disadvantage with our competitors which have the financial strength to withstand pricing pressures. Most of our competitors in the cable market sell a broader array of products as a bundled solution to cable customers, and these competitors can offer substantial discounts to cable customers on products that compete directly with ours, sometimes even as loss leaders. If we are unable to regain larger margins on such products, we may be forced to exit certain market segments and our results of operations and profitability will be negatively affected.

Our quarterly financial results are likely to fluctuate significantly.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period, particularly because our sales prospects are uncertain and our sales are made on a purchase order basis. In addition, we have not proven our ability to execute our business strategy with respect to establishing and expanding sales and distribution channels. Fluctuations may result from:

•	decreased spending on new products such as ours by communication service providers or their suppliers,

•	the timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors,

•	problems in our execution of key functions such as manufacturing, marketing and/or sales,

•	our ability to establish a productive sales force or partner with communication service providers or their suppliers,

•	demand and pricing of the products we offer,

•	purchases of our products by communication service providers in large, infrequent amounts consistent with past practice,

•	consumer acceptance of the services our products enable,

•	interruption in the manufacturing or distribution of our products,

•	the willingness and ability of customers to conduct necessary trials and tests of our products prior to sale, and

•	general economic and market conditions, including war, and other conditions specific to the telecommunications industry.

As a result, we may experience significant, unanticipated (or unexpectedly large) quarterly losses.

The sales cycle for certain of our products is lengthy, which makes forecasting of our customer orders and revenues difficult.

The sales cycle for certain of our products is lengthy, often lasting six months to more than a year. Our customers generally conduct significant technical evaluations, including customer trials, of our products as well as competing products prior to making a purchasing decision. In addition, purchasing decisions may also be delayed because of a customer’s internal budget approval processes. Because of the lengthy sales cycle and the size of customer orders, if orders forecasted for a specific customer for a particular period do not occur in that period, our revenues and operating results for that particular quarter could suffer. Moreover, a portion of our expenses related to an anticipated order is fixed and difficult to reduce or change, which may further impact our revenues and operating results for a particular period.

The rate of market adoption of our technology is uncertain and we could experience long and unpredictable sales cycles.

Our products are based on new technology and, as a result, it is extremely difficult to predict the timing and rate of market adoption of our products, as well the rate of market adoption of applications enhanced by our products such as video-on-demand. Accordingly, we have limited visibility into when we might realize substantial revenue from product sales. Our limited visibility is compounded by our inability to foresee when, if ever, delivery of video over IP networks will be significantly embraced by communication service providers.

We are providing new and highly technical products and services to enable new applications. Thus, the duration of our sales efforts with prospective customers in all market segments is likely to be lengthy as we seek to educate them on the uses and benefits of our products. This sales cycle could be lengthened even further by potential delays related to product implementation as well as delays over which we have little or no control, including:

•	the length or total dollar amount of our prospective customers’ planned purchasing programs contemplating our products;

•	changes in prospective customers’ capital equipment budgets or purchasing priorities;

•	prospective customers’ internal acceptance reviews; and

•	the complexity of prospective customers’ technical needs.

These uncertainties, combined with many potential customers’ measured approaches to corporate spending on technology generally (as well as new technologies such as ours), substantially complicate our planning and may reduce prospects for sales of our products. If our prospective customers curtail or eliminate their purchasing programs, decrease their budgets or reduce their purchasing priority, our results of operations could be adversely affected.

Changes in senior management may result in difficulties.

On March 29, 2004, Frederick Cary resigned as our chief executive officer and president and was replaced by John Zavoli. On April 26, 2004, Patrick Bohana accepted early retirement from his position as Vice President, Sales and General Manager; on September 1, 2004, we hired Jeff Hale to replace Mr. Bohana as Vice President, Sales. Changes in senior management of small companies are inherently disruptive, and efforts to implement any new strategic or operating goals may also prove to be disruptive. In addition, until we hire new senior executives to assist him, there is a risk that Mr. Zavoli’s many responsibilities (he is also serving as our chief financial officer, general counsel and secretary) will overwhelm him to the point that he will not be able to devote sufficient attention to one or more of his important roles. We are seeking, but may not be able to successfully hire, a new chief financial officer.

Our customer base is concentrated and the loss of one or more of our key customers would harm our business.

Historically, a significant majority of our sales have been to relatively few customers. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. Almost all of our sales are made on a purchase order basis, and none of our customers has entered into a long-term agreement requiring it to purchase our products. The loss of, or any reduction in orders from, a significant customer would harm our business.

The success of our business is dependent on establishing and expanding sales and distribution channels for our products.

Third-Party Collaborations. Although we intend to establish strategic relationships with leading suppliers, integrators and resellers to promote and distribute our products, we may not succeed. We may not be able to identify adequate partners, and even if identified, we may not be able to enter into agreements with these entities on commercially reasonable terms, or at all. To the extent that we enter into any such agreements with third parties, any revenues we receive from sales of our products in those markets will depend upon the efforts of such third parties, which in most instances will not be within our control. If we are unable to leverage effectively a partner to market our products more broadly than we can through our internal sales force, our business could be adversely affected.

Internal Sales Force. We have limited experience in marketing and selling our products. We intend to expand our direct and indirect sales force and independent channel partners domestically and internationally for the promotion of our product lines and other future products to suppliers and communication service providers of all kinds. Competition for quality sales and marketing personnel and channel partners is intense. In addition, new employees, particularly new sales and marketing employees, will require training and education concerning our products and will also increase our operating expenses. There can be no assurance that we will be successful in attracting or retaining qualified sales and marketing personnel and partners. As a result, there can be no assurance that the sales force we are able to build will be of a sufficient size or quality to effectively market our products.

We may not be able to profit from growth if we are unable to manage effectively the growth.

We anticipate that we will need to grow in the future. This anticipated growth will place strain on our managerial, financial and personnel resources. The pace of our anticipated expansion, together with the complexity of the technology involved in our products and the level of expertise and technological sophistication incorporated into the provision of our design, engineering, implementation and support services, demands an unusual amount of focus on the operational needs of our future customers for quality and reliability, as well as timely delivery and post-installation and post-consultation field and remote support. In addition, new customers, especially customers that purchase novel and technologically sophisticated products such as ours, generally require significant engineering support. Therefore, adoption of our platforms and products by customers would increase the strain on our resources.

To reach our goals, we may need to hire rapidly, while at the same time investing in our infrastructure. We expect that we will also have to expand our facilities. In addition, we will need to successfully train, motivate and manage new employees; expand our sales and support organization; integrate new management and employees into our overall operations; and establish improved financial and accounting systems. Indeed, even without consideration of future needs imposed by any future growth of our business, we need to upgrade several of these areas even to support our present levels of business, because during the pre-IPO periods of tight cash, we focused our resources on areas other than business infrastructure.

We may not succeed in anticipating all of the changing demands that growth would impose on our systems, procedures and structure. If we fail to effectively manage our expansion, if any, our business may suffer.

We will depend on broadcasting, cable and satellite industry spending for a substantial portion of our revenue and any decrease or delay in spending in these industries would negatively impact our resources, operating results and financial condition.

Demand for our products will depend on the magnitude and timing of spending by cable television operators, broadcasters, satellite operators and carriers for adopting new products for installation with their networks.

Spending by customers in these sectors is dependent on a variety of factors, including:

•	overall demand for communication services and the acceptance of new video, voice and data services;

•	annual budget cycles;

•	the status of federal, local and foreign government regulation of telecommunications and television broadcasting;

•	access to financing;

•	evolving industry standards and network architectures;

•	competitive pressures;

•	discretionary customer spending patterns;

•	general economic conditions.

Recent developments in capital markets have reduced access to funding for potential and existing customers causing delays in the timing and scale of deployments of our equipment, as well as the postponement of certain projects by our customers. The timing of deployment of our equipment can be subject to a number of other risks, including the availability of skilled engineering and technical personnel.

Product quality problems may negatively affect our revenues and results from operations, as well as disrupt our research and development efforts.

We produce highly complex products that incorporate leading edge technology including hardware, software and embedded firmware. In addition to problems relating to the physical quality of manufacturing, our software and other technology may contain “bugs” that can prevent our products from performing as intended. There can be no assurance that our pre-shipment testing programs will be adequate to detect all defects either in individual products or which could affect numerous shipments that, in turn, could create customer dissatisfaction, reduce sales opportunities, or affect gross margins if the cost of remedying the problems exceed our reserves established for this purpose. Our inability to cure a product defect may result in the failure of a product line, serious damage to our reputation, and increased engineering and product re-engineering costs that individually or collectively would have a material adverse impact on our revenues and operating results.

In 2004, we had to focus some of our engineering personnel from their research and development efforts in favor of sustaining engineering efforts to satisfy our customers’ needs relative to existing products. This use of engineering resources could harm our development of new products.

We rely on several key suppliers of components, sub-assemblies and modules that we use to manufacture our products, and we are subject to manufacturing and product supply chain risks.

We purchase components, sub-assemblies and modules from a limited number of vendors and suppliers that we use to manufacture and test our products. Our reliance on these vendors and suppliers involves several risks including, but not limited to, the inability to purchase or obtain delivery of adequate supplies of such components, sub-assemblies or modules, increases in the prices of such items, quality, and overall reliability of our vendors and suppliers. Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources. Some of the materials used to produce our products are purchased from foreign suppliers. We do not generally maintain long-term agreements with any of our vendors or suppliers. Thus we may thus be unable to procure necessary components, sub-assemblies or modules in time to manufacture and ship our products, thereby harming our business.

Our existing products may be subject to growing “lead-free” legislative efforts in the United States and abroad which restrict or prohibit the manufacture and/or sale of electronic products that contain lead. Our current products do contain various lead-based components. We will be required to redesign our products to eliminate lead components by 2006, and we may face difficulty in procuring lead-free parts and components and reengineering our products resulting in our inability to successfully complete such product re-designs which, in turn, could have a material negative impact on our results of operations.

We operate under an agreement with a leading parts vendor to provide turnkey outsourced manufacturing services. To reduce manufacturing lead times and to ensure adequate component supply, we have instructed our vendor to procure inventory based on criteria and forecasts as defined by us. If we fail to anticipate customer demand properly, an oversupply of parts, obsolete components or finished goods could result, thereby adversely affecting our gross margins and results of operations.

We may also be subject to disruptions in our manufacturing and product-testing operations that could have a material adverse affect on our operating results.

We may not be able to hire and assimilate key employees.

Our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. Significant competition exists for employees in our industry and in our geographic region. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to assimilate successfully these employees or hire qualified personnel to replace them. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives such as timely and effective product introductions.

We are dependent on our key employees for our future success.

Our success depends on the efforts and abilities of our senior management, in particular John R. Zavoli, and certain other key personnel. If any of these key employees leaves or is seriously injured and unable to work and we are unable to find a qualified replacement, then our business and results of operations could be materially harmed.

Changes in the mix of product sales, product distribution model or customer base could negatively impact our sales and margins.

We may encounter a shift in the mix of the various products that we sell – products that have varying selling prices based in part on the type of product sold, competitive conditions in the particular market into which the product is sold, applicable sales discounts, licensed product feature sets, whether we sell our products as an OEM, and whether the sale is a direct sale or an indirect channel sale through our VARs and resellers. Any change in any of these variables could result in a material adverse impact on our gross sales, gross margins and operating results.

We may be unable to obtain full patent protection for our core technology and there is a risk of infringement.

Since 2001, we have submitted several patent applications and provisional patent applications on topics surrounding our core technologies to supplement our existing patent portfolio. There can be no assurance that these or other patents will be issued to us, or, if additional patents are issued, that they or our three existing patents will be broad enough to prevent significant competition or that third parties will not infringe upon or design around such patents to develop competing products. There is no assurance that these or any future patent applications will be granted, or if granted, that they will not be challenged, invalidated or circumvented.

In addition to seeking patent protection for our products, we intend to rely upon a combination of trade secret, copyright and trademark laws and contractual provisions to protect our proprietary rights in our products.

We have to vigorously enforce our rights to, and protect our interests in, our intellectual property, and we may not be successful. For example, in March 2005, we filed suit in California Superior Court against QVidia Technologies, Inc. and Ronald Fellman for alleged misappropriation of our proprietary and confidential information. Discovery has not commenced and the case is now pending. There can be no assurance that these efforts will be adequate or prove successful, or that competitors have not or will not independently develop technologies that are substantially equivalent or superior to ours.

There has been a trend toward litigation regarding patent and other intellectual property rights in the telecommunications industry. Although there are currently no lawsuits pending against us regarding possible infringement claims, there can be no assurance such claims will not be asserted in the future or that such assertions will not materially adversely affect our business, financial conditions and results of operations. Any such suit, whether or not it has merit, would be costly to us in terms of employee time and defense costs and could materially adversely affect our business.

If an infringement or misappropriation claim is successfully asserted against us, we may need to obtain a license from the claimant to use the intellectual property rights. There can be no assurance that such a license will be available on reasonable terms if at all.

We are subject to local, state and federal regulation.

Legislation affecting us (or the markets in which we compete) could adversely impact our ability to implement our business plan on a going-forward basis. The telecommunications industry in which we operate is heavily regulated and these regulations are subject to frequent change. Future changes in local, state, federal or foreign regulations and legislation pertaining to the telecommunications field may adversely affect prospective purchasers of telecommunications equipment, which in turn would adversely affect our business.

The market price of our common stock could be volatile and your investment could suffer a decline in value.

The market prices for our common stock is likely to be volatile and could be susceptible to wide price fluctuations due to a number of internal and external factors, many of which are beyond our control, including:

•	quarterly variations in operating results and overall financial condition;

•	economic and political developments affecting technology spending generally and adoption of new technologies and products such as ours;

•	customer demand or acceptance of our products and solutions;

•	short-selling programs;

•	stock selling by persons to whom we sold securities in a private placement at below-market prices;

•	changes in IT spending patterns and the rate of consumer acceptance of video-on-demand;

•	product sales progress, both positive and negative;

•	the stock market’s perception of the telecommunications equipment industry as a whole;

•	technological innovations by others;

•	cost or availability of components, sub-assemblies and modules used in our products;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	proprietary rights disputes or litigation;

•	initiation of or changes in earnings estimates by analysts;

•	additions or departures of key personnel; and

•	sales of substantial numbers of shares of our common stock or securities convertible into or exercisable for our common stock.

In addition, stock prices for many technology companies, especially early-stage companies such as us, fluctuate widely for reasons that may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as interest rate increases, recessions or military or political conflicts, may materially and adversely affect the market price of our common stock, thereby causing you to lose some or all of your investment.

In addition, if the average daily trading volume in our common stock is low, the resulting illiquidity could magnify the effect of any of the above factors on our stock price.

Newly adopted accounting regulations requiring companies to expense stock options will result in a decrease in our earnings and our stock price may decline.

The Financial Accounting Standards Board recently adopted the previously proposed regulations that will eliminate the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally would require that such transactions be accounted for using a fair-value-based method and recognized as an expense in our consolidated statement of operations. We will be required to expense stock options granted after June 30, 2005. Currently, we generally only disclose such expenses on a pro forma basis in the notes to our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The adoption of this new accounting regulation will have a significant impact on our results of operations when or if we issue stock options after June 30, 2005, and our stock price could decline accordingly.

Our outstanding warrants and the stock options and bonus stock we offer to our employees, non-employee directors, consultants and advisors could result in ongoing dilution to all stockholders.

We maintain three equity compensation plans: (i) the 2000 Stock Option/Stock Issuance Plan (the “2000 Plan”), pursuant to which we may issue an aggregate of 710,000 options and shares of common stock to employees, officers, directors, consultants and advisors, (ii) the 2001 Employee Stock Purchase Plan (the “Purchase Plan”), pursuant to which our employees are provided the opportunity to purchase our stock through payroll deductions, and (iii) the 2004 Equity Incentive Plan (the “2004 Plan”), pursuant to which we may issue a total of 900,000 options and shares of common stock to employees, officers, directors, consultants and advisors. As of December 31, 2004, 405,000 shares of stock had been granted directly to current and former executives of the Company and there were options outstanding to purchase 282,350 shares of common stock under our 2000 Plan; 19,403 shares of common stock remained available for issuance under the 2000 Plan. A maximum of 41,667 shares of common stock have been authorized for issuance under the Purchase Plan. As of December 31, 2004, there were options outstanding to purchase 370,000 shares of common stock under our 2004 Plan; 529,250 shares of common stock remained available for issuance under the 2004 Plan.

In addition, as of December 31, 2004, there were 79,840 shares of common stock subject to outstanding options granted other than under the 2004 Plan, the 2000 Plan or the Purchase Plan. These non-plan options were granted in prior years to various employees, directors, consultants and advisors before the creation of any stock option plan.

We plan to continue to provide our employees opportunities to participate in the Purchase Plan. We also plan to issue options to purchase sizable numbers of shares of common stock to new and existing employees, officers, directors, advisors, consultants or other individuals as we deem appropriate and in our best interests. This could result in substantial dilution to all stockholders and increased control by management.

As of December 31, 2004, there are outstanding warrants to purchase up to 3,135,516 shares of our common stock with a weighted average exercise price of $5.58 per share. The weighted average remaining life for all of the currently outstanding warrants is 3.5 years from December 31, 2004. In addition, in January and February 2005, we issued 432,115 common stock warrants with a $4.20 per share exercise price in connection with our sale of 7% Convertible Preferred Stock, plus an additional 43,212 warrants to our placement agent.

Our common stock is subject to the rights and preferences of our 7% mandatorily-redeemable convertible preferred stock.

In January and February 2005, we issued 864,229 shares of 7% Convertible Preferred Stock in a private placement. These shares have an aggregate liquidation preference of $2,808,750 above the common stock, have an aggregate cumulative dividend of approximately $200,000 per year, must be redeemable in four years, and are convertible into common stock (with favorable anti-dilution adjustments if we issue stock below fair market value). Also, without approval of a majority of the 7% Convertible Preferred Stock, we cannot repurchase or redeem common stock (except pursuant to repurchase agreements with service providers) or borrow money or issue debt securities other than in a strategic commercial transaction, in connection with an acquisition of another entity, or pursuant to an independent-directors-approved commercial borrowing transaction, secured lending transaction or lease financing transaction.

We do not intend to pay cash dividends.

We have never paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “1933 Act”) and Section 21E of the Securities Exchange Act of 1934 (the “1934 Act”), including without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of such documents. We assume no obligation to update any such forward-looking statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. In evaluating our business, prospective investors should carefully consider these factors in addition to the other information set forth in this prospectus and incorporated herein by reference.

USE OF PROCEEDS

The selling security holders identified below will receive all of the proceeds from the sale of the shares offered by this prospectus and we will receive no proceeds from this offering although we might receive cash upon the exercise of the warrants for cash by the selling security holders. We intend to use any cash we receive from the exercise of the warrants for sales and marketing expenses, product development efforts, and general corporate purposes.

SELLING SECURITY HOLDERS

The following table sets forth the names of each of the selling security holders, the number of shares of common stock beneficially owned by each selling security holder immediately prior to the date of this prospectus, the number of shares subject to currently exercisable warrants, the number of shares that may be offered pursuant to this prospectus, and the number of shares of common stock that will be beneficially owned by each of the selling security holders after the offering is completed. This information is based upon information provided to us by each selling security holder with respect to itself only. For purposes of this table, beneficial ownership is determined in accordance with Securities and Exchange Commission rules, and includes voting power and investment power with respect to shares. Under these rules, shares issuable upon the exercise of currently exercisable warrants are considered outstanding for purposes of calculating the percentage owned by a person, but not for purposes of calculating the percentage owned by any other person. The percent of shares held prior to this offering is based on a total of 6,861,606 shares of common stock outstanding as of March 28, 2005, and the total shares and percent owned for each selling security holder includes shares issuable upon exercise of warrants and options and the conversion of preferred stock held by such holder (but does not assume the issuance of shares as dividends). The calculation of shares beneficially owned after the offering assumes the acquisition and subsequent resale of all shares registered hereby (other than shares issuable as dividends).

Selling Security Holders	Securities Beneficially Owned Prior to Offering							Number of Shares Being Registered	Shares Beneficially Owned After the Offering
	Shares Underlying Preferred Stock	Shares Underlying Warrants	Other Common Shares		Dividend and Anti- Dilutions Shares(4)	Total	Percent
									Shares	Percent
Bears, Robert R., Jr.	92,308	46,154	293,400		39,531	431,863	6.7	177,993	293,400	3.6
Bears, Robert R., Sr.	61,538	30,769	123,000		26,353	215,307	3.5	118,660	123,000	1.5
Bowen, John C.	—	10,803	—		0	10,803	*	10,803	—	—
Christopher R. Cope TTEE U/A DTD 11/22/1989	30,769	15,385	232,800		13,176	278,954	4.2	59,330	232,800	2.8
Cope Enterprises LP.	30,769	15,385	285,000	(2)	13,176	331,154	*	59,330	285,000	3.5

Giallourakis, Anthony M.	30,769	15,385	214,000		13,176	260,154	4.0	59,330	214,000	2.6
Gryphon Master Fund, L.P.	307,692	153,846	—		131,764	461,538	8.1	593,302	—	—
GSSF Master Fund, LP	153,846	76,923	—		65,882	230,769	4.2	296,651	—	—
Hale, Jeff C.(1)	3,077	1,538	54,615		1,318	59,230	*	5,933	54,615	*
Hodson-Walker, Jonathan	—	21,606	—			21,606	*	21,606	—	—
McCoy, Nicolas A.	—	10,803	—			10,803	*	10,803	—	—

Packer Family Rev. Trust dtd 5/22/00(1)	7,692	3,846	28,705		3,294	40,243	*	14,832	28,705	*
RAPTORFUND.	35,000	17,500	—		14,988	52,500	1.0	67,488	—	—

Rosenbloom, Mark	46,154	23,077	211,600	(3)	19,765	280,831	4.3	88,996	211,600	2.6
Simpson, Steven R.	61,538	30,769	518,850		26,353	611,157	9.2	118,660	518,850	6.3
Zavoli, John R.(1)	3,077	1,538	169,615		1,318	174,230	2.6	5,933	169,615	2.1

Total	864,229	475,327			370,093			1,709,649

*	Less than 1%
(1)	Mr. Hale is our current Vice President, Sales. The Packer Family Rev. Trust is affiliated with Robert L. Packer, one of our current directors. Mr. Zavoli is our President, Chief Executive Officer and Chief Financial Officer and one of our current directors.
(2)	Includes 30,000 shares owned by Richard W. Cope and Jill Fisher Cope.
(3)	Includes 136,600 publicly traded warrants.
(4)	Includes 270,093 shares issuable in lieu of cash as dividends on outstanding shares of 7% Convertible Preferred Stock and 100,000 shares issuable in satisfaction of anti-dilution provisions applicable to our common stock purchase warrants and 7% Convertible Preferred Stock held by the selling stockholders.

The shares and warrants reflected in the table above were acquired by the selling stockholders in connection with two separate closings of a private financing completed by us in January and February 2005. The shares issuable as dividends may be issued in lieu of cash as dividends on outstanding shares of 7% Convertible Preferred Stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock for resale on behalf of the selling stockholders. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	in connection with short sales of the shares made after the date of this prospectus;

•	by pledge to secure or in payment of debt and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	through a combination of any of the above transactions.

The selling stockholders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of the selling stockholders to register the common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred in connection with registering the common stock for resale by the selling stockholders. The selling stockholders, however, will pay all of the underwriting and brokerage commissions and discounts (if any) incident to the offering and sale of their common stock.

Each selling stockholder has been advised, and has acknowledged to us, that the Securities and Exchange Commission currently takes the position that coverage of short sales of shares of our common stock “against the box” made prior to the effective date of the registration statement of which this prospectus is a part with any security covered by this prospectus is a violation of Section 5 of the Securities Act, as set forth in Item 65, Section 5 under Section A, of the Manual of Publicly Available Telephone Interpretations, dated June 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance. Accordingly, each selling stockholder has agreed (on behalf of itself or any person over which it has direct control) not to use any of the securities covered by this prospectus to cover any short sales, hedging or similar transactions with the same economic effect as a short sale, made prior to the effective date of the registration statement. In addition, each selling stockholder has agreed to comply with Regulation M under the federal securities laws.

LEGAL MATTERS

The legality of the issuance of the common stock being offered hereby is being passed upon by Heller Ehrman White & McAuliffe LLP, San Diego, California.

EXPERTS

Swenson Advisors, LLP, an independent registered public accounting firm, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Swenson Advisors, LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents previously filed by us with the Securities and Exchange Commission pursuant to the 1934 Act are hereby incorporated by reference in this prospectus and made a part hereof:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2004, filed March 29, 2005;

2.	Our Current Report on Form 8-K filed March 16, 2005;

3.	Our Current Report on Form 8-K filed March 9, 2005;

4.	Our Current Report on Form 8-K filed February 22, 2005;

5.	Our Current Report on Form 8-K filed January 31, 2005; and

6.	The description of our common stock contained in our Registration Statement on Form SB-2, as filed on May 29, 2003 and amended June 12, June 13, June 16, July 25, July 29 and July 30, 2003.

All other documents we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Path 1 Network Technologies Inc, 6215 Ferris Square, Suite 140, San Diego, California 92121, Attn: Chief Financial Officer, telephone: (858) 450-4220. We have authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the 1934 Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov, as well as at our website at www.path1.com. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission’s Public Reference Rooms.

*  *  *